Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton Petroleum announces first quarter results and company strategic direction

    CALGARY, May 9 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended March 31, 2007 and the Company's strategic direction for the remainder of 2007 and 2008.

    <<
    HIGHLIGHTS -- FIRST QUARTER 2007

    -   Drilled 71 wells with a 93% success rate.
    -   Natural gas production of 148 mmcf/d, up 4% from first quarter 2006.
    -   Total first quarter 2007 production averaged 33,316 boe/d, down 2%
        from first quarter 2006.
    -   Revenue of $141 million, down 5% from first quarter 2006.
    -   Cash flow of $69 million, down 8% from a year ago.
    -   Capital expenditures of $106 million or $61 million net after
        $45.9 million in minor non-core property divestitures.

    HIGHLIGHTS -- STRATEGIC DIRECTION

    -   Expanded 2007 drilling program by up to 100 wells.
    -   Divestiture of oil properties in the Peace River Arch.
    -   Focus on core business of natural gas resource plays concentrated in two core areas.

    Financial Summary

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)            2007      2006      Change
    -------------------------------------------------------------------------
    Gross revenue                               $140,877  $148,779        -5%
    Cash flow from operations(1)                $ 68,783  $ 74,596        -8%
    Per share - basic(1)                        $   0.53  $   0.58       -10%
              - diluted(1)                      $   0.52  $   0.55        -5%
    Operating earnings(1)                       $ 17,933  $ 22,403       -20%
    Net earnings                                $ 13,719  $ 38,002       -64%
    Per share - basic                           $   0.11  $   0.30       -63%
              - diluted                         $   0.10  $   0.28       -64%
    Capital expenditures (before divestitures)  $106,059  $166,351       -36%
    -------------------------------------------------------------------------

    (1) See cautionary statements following Management's Discussion and
        Analysis.

    OPERATING SUMMARY

    -------------------------------------------------------------------------
    Three Months Ended March 31                   2007      2006      Change
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)                           148       142         4%
      Liquids (bbls/d)                             8,729    10,418       -16%
    -------------------------------------------------------------------------
      Total (boe/d)                               33,316    34,029        -2%
    Realized prices
      Natural gas ($/mcf)                       $   7.24  $   7.58        -4%
      Liquids ($/bbl)                              54.20     48.70        11%
    -------------------------------------------------------------------------
      Total ($/boe)                             $  46.98  $  48.58        -3%
    Field netback ($/boe)                       $  30.84  $  29.80         3%
    -------------------------------------------------------------------------
    >>

    Strategic Direction for 2007

    As outlined in Mr. Sapieha's President's Message presented in our 2006
Annual Report to Shareholders, our primary objective for 2007 is the continued
development of our natural gas resource plays while setting the stage for accelerated drilling programs and production growth in 2008 and beyond. Our initial plans for 2007 were prepared giving full consideration to industry conditions existing in late 2006. These plans resulted in a relatively conservative 2007 budget, with emphasis placed on efficient operations and cost controls while setting the stage for expanded activities in 2008 and beyond.

    <<
    Industry conditions have changed significantly since we prepared our initial plans for 2007:

    -   natural gas prices have strengthened and, based upon fundamentals, are expected to strengthen further;

    -   service sector costs are declining and operating efficiencies related to reduced industry activity have begun to occur;

    -   technical and other personnel are more available; and

    -   opportunities for expansion, at reasonable costs, in our focus areas are becoming available.

    In relation to Compton itself:

    -   we are increasingly confident in our geological and geophysical models and the repeatability of our drilling programs, evidenced by our reserve growth achieved at very competitive costs;

    -   we have and are continuing to strengthen our technical teams and staff complement and are moving forward with the development of efficient control procedures and systems required for a manufacturing and processing resource development model;

    -   future drilling and other services are being secured at much reduced cost levels from 2006; and

    -   the receipt and in-house interpretation of seismic surveys conducted in 2006 and early 2007, in southern Alberta and at Niton, have assisted us in identifying an increasing number of excellent drill locations. Currently in southern Alberta, we have identified and are in the process of securing in excess of 256 well locations on our
        Belly River/Edmonton play, well in excess of the 215 wells initially planned for 2007.
    >>

    We have always recognized the key to realizing on the value of our resource plays would be achieved through down-spacing and accelerated drilling programs necessary for production growth from unconventional and tight gas reservoirs. We also recognized such programs were dependent upon having the technical teams and systems in place to manage these programs. Additionally, commodity prices and the industry cost structure must be such that these programs would produce the desired economic returns.
    We believe all the conditions, both from an industry point of view and the Company's development, are in place. Now is the time to accelerate our activities. Accordingly, we are now in the process of revising our short term plans and budget for the remainder of 2007 and developing a long term strategic plan for 2008 through 2010.

    <<
    Integral to these plans are:

    -   an expanded drilling program for the second half of 2007 through the addition of up to 100 drill wells, primarily in our southern Alberta
        Belly River/Edmonton play and at Niton;

    -   divestiture of our Peace River Arch oil properties to strengthen our balance sheet and provide the financial resources and flexibility required for expanded drilling programs and other natural gas resource play opportunities should they arise, with the divestitures expected to close mid summer;

    -   the continued expansion of our technical teams including the redeployment of personnel from the Peace River Arch to our focus natural gas plays;

    -   the commencement of an expanded commodity hedge program to secure downside price protection and reduce uncertainty in cash flow to fund expanded capital programs.
    >>

    We expect to have finalized our revised plans and budget for the remainder of 2007 by mid June. We will release the details of our revised budget, including planned capital expenditures and guidance relating to production and cash flow for 2007, together with a summary of our strategic plan for 2008 through 2010, following June 20th and 21st Board of Directors'
meetings.
    We are excited with our prospects for the remainder of 2007 and beyond.
Given Compton's wealth of opportunities and evolving industry conditions, we believe now is the time to accelerate our activities.

    OPERATIONS REVIEW

    In the first quarter of 2007 we drilled 71 wells with a 93% success rate.
The total number of wells drilled in the first three months of 2007 was less than the comparable period in 2006. Activity during the first quarter of 2007 was tempered by less shallow gas drilling attributable to a delay in shooting proprietary 3D seismic and the early onset of spring breakup. The 3D data is now in-house and has been fully interpreted by our technical teams, with positive results. Use of our extensive and proprietary seismic database continues to contribute materially to the targeted development of Compton's resource base. As we move forward in 2007, Compton's drilling program will continue to capitalize on this database to identify optimal well locations, while at the same time maximizing capital and other operating efficiencies.
    Capital discipline remains foremost in Compton's strategy. We are committed to instituting a capital efficient resource manufacturing and processing model to develop our extensive resource base. As such, use of our seismic and geological models, when combined with opportunities to group or
"batch" drill in areas where infrastructure is in place, will result in a significant increase of shallow gas drills following breakup. Additionally, our 2007 drilling program was designed to take advantage of anticipated lower service sector costs in the latter half of the year.

    Drilling Summary

    Of the 71 wells drilled during the quarter, 61, or 86%, were classified as development wells and 10, or 14%, as exploratory wells. The following table summarizes drilling results to March 31, 2007.

    <<
    -------------------------------------------------------------------------
                                   Gas     Oil     D&A   Total    Net Success
    -------------------------------------------------------------------------
    Southern Alberta                38      -       1      39      37     97%
    Central Alberta                 13      4       2      19      14     89%
    Peace River Arch                 -      8       2      10       9     80%
    -------------------------------------------------------------------------

    Standing, cased wells                                   3       3
    -------------------------------------------------------------------------
    Total                                                  71      63     93%
    -------------------------------------------------------------------------
    >>

    Southern Alberta

    Southern Alberta remains the primary focus of our activities. We hold in excess of 1,000 sections of land in southern Alberta that are prospective for multiple zones including Basal Quartz at Hooker, thrusted Belly River at
Callum, Wabamun/Crossfield, the Plains Belly River, and the Edmonton Horseshoe
Canyon coal bed methane.
    During the first quarter of 2007, we drilled 39 (37 net) wells with a 97%
success rate in southern Alberta.

    Plains Belly River and Edmonton Horseshoe Canyon Coal Bed Methane

    We drilled 34 Belly River wells in the first quarter. The drilling locations of these wells were identified using Compton's seismic and geological models, and all wells encountered multiple pay sections, including uphole Edmonton sands and Horseshoe Canyon coals. We completed facility expansions at Centron, Long Coulee, and Ghost Pine, and we are currently working on surface lease acquisitions for an additional 256 drilling locations in this area.
    We continue to benefit from our extensive 3D seismic database. All locations for our 2007 well drilling program have been identified, and we are now identifying locations for the 2008 program. All of the elements of
Compton's long term growth strategy are now in place: the well locations and pipelines have been surveyed, the rigs are contracted, and secondary services are being bid out. The end of spring break-up will mark the beginning of an aggressive drilling program that will see us drilling 215 Belly River/Edmonton
Horseshoe Canyon wells by year end.

    Callum Thrusted Belly River

    At Callum, Compton drilled a horizontal well intended to maximize access to a recognized gas charged section while minimizing our surface impact. This well has been placed on continuous production since the beginning of April.
    Our exploration program at Callum is designed to minimize our environmental footprint in this environmentally sensitive area. Compton continues to work with all stakeholders to design a mutually acceptable development program for this high impact resource play.

    Hooker Basal Quartz

    In the first three months of 2007, five wells were drilled targeting the lower Cretaceous Basal Quartz resource play at Hooker. Four wells were successful, with two of the wells currently producing more than 1.0 mmcf/d each. Completion operations will commence on the remaining wells following conclusion of break-up. Follow up infill locations are in place for the balance of our 20 well drilling program in this area.

    Central Alberta

    Central Alberta provides Compton with excellent multi-zone exploration and development drilling opportunities using analogous techniques gained through our experience with unconventional gas development in southern
Alberta. Compton has an average 59% working interest in 580,053 (341,533 net)
acres of land in central Alberta. In the first quarter of 2007, we drilled 21
(17 net) wells with an 89% success rate. Eight of these wells, one of which was horizontal, were drilled at Niton targeting the Gething and Rock Creek formations. All of our first quarter 2007 Niton wells were successful.
    At Niton, Compton's 13-10-53-15W5M horizontal Rock Creek gas well continues to perform in excess of expectations. Since it was placed on-stream in October 2006, this well has produced over 1 Bcf of gas, and it continues to produce at rates in excess of 5.5 mmcf/d. Following this success, we have licensed one offset Rock Creek horizontal well, and we are in the process of obtaining two additional horizontal well licenses on adjacent sections. We have also obtained approval to increase our infrastructure capacity in the area in advance of our proposed drilling plans.
    In the first quarter, Compton conducted an extensive 3D seismic program at Niton, which is currently being interpreted in-house. Multiple vertical and horizontal locations are planned for this area, targeting the Rock Creek,
Gething, and Cardium formations. We plan to accelerate our exploitation of the resource potential in this area, where we have developed a long term competitive advantage through our continued investment in infrastructure, facilities, and land. The expansion of the Niton 7-34 gas plant was completed in the first quarter. We are now capable of processing up to 23 mmcf/d through our 100% owned plant.

    Peace River Arch

    The Peace River Arch area, located north of Grande Prairie, is Compton's conventional oil development area. The Company averages a 62% working interest in 188,160 (116,801 net) acres of land in the area. We drilled 10 (9 net)
wells in the Arch with an 80% success rate during the first quarter of 2007.

    Worsley

    At Worsley, we completed our facilities expansion to approximately
14 mmcf/d. We drilled three vertical and six horizontal wells in the area. We are currently reviewing the production data for each well to determine future drilling opportunities.

    Mazeppa Gas Plant

    In the second quarter of 2007, the Mazeppa gas plant is scheduled for turnaround from April 27 to May 14. This regularly scheduled turnaround occurs every three years. The plant is capable of processing 90 mmcf/d of sour and
45 mmcf/d of sweet gas. The stand alone sweet gas plant side became fully operational again as of May 7, 2007, and the sour side of the plant is expected to be fully operational by May 14, 2007.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    -------------------------------------------------------------------------

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at May 9, 2007 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the year ended
December 31, 2006, available in printed form on request and posted on the
Company's website.
    Additional advisories with respect to forward looking statements, the use of non-GAAP Financial Measures, and the use of BOE volumetric measures are set out at the end of this MD&A.

    EXECUTIVE SUMMARY

    <<
    -   First quarter 2007 natural gas production of 148 mmcf/d, a 4% year over year increase.
    -   Total first quarter 2007 production averaged 33,316 boe/d, a 2%
        decrease from first quarter 2006 despite increased natural gas volumes from our key resource plays.
    -   Cash flow from operations of $69 million, down 8% from first quarter
        2006 due to lower year over year commodity prices and production volumes.
    -   Net earnings of $13.7 million were negatively impacted by a
        $17.3 million unrealized risk management loss due to mark-to-market accounting of commodity price hedges.

    RESULTS OF OPERATIONS

    Cash Flow from Operations and Net Earnings
    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)            2007      2006      Change
    -------------------------------------------------------------------------
    Cash flow from operations(1)                $ 68,783  $ 74,596        -8%
    Per share - basic                           $   0.53  $   0.58       -10%
              - diluted                         $   0.52  $   0.55        -5%
    Net earnings                                $ 13,719  $ 38,002       -64%
    Per share - basic                           $   0.11  $   0.30       -63%
              - diluted                         $   0.10  $   0.28       -64%
    -------------------------------------------------------------------------

    (1) Cash flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.
    >>

    Cash flow from operations for the first quarter of 2007 decreased from the comparative period in 2006 due largely to lower liquids production volumes and reduced natural gas prices. Additionally, the recent sale of two minor non-core properties has lowered production volumes, on average, by approximately 700 boe/d, a factor that has also negatively impacted our revenue and cash flow in the first quarter of 2007. However, cash flow increased 15% from the fourth quarter of 2006 primarily as a result of higher realized commodity prices and a 12% and 14% reduction in quarter over quarter operating costs and general and administrative costs, respectively.
    Lower commodity prices reduced net earnings for the first quarter of 2007 as compared to the first quarter of 2006. Additionally, fluctuations in unrealized risk management activities, measured on a mark-to-market basis, further affected earnings. An unrealized loss of $17.3 million was recorded in the first quarter of 2007, as compared to an unrealized gain of $16.9 million recognized in the first quarter of 2006. The 2007 loss was partially offset by a $5.6 million unrealized foreign exchange gain associated with our U.S.
denominated Senior Notes.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that we believe reduce the comparability of our underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between periods.

    <<
    Summary of Operating Earnings
    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except per share amounts)                      2007       2006
    -------------------------------------------------------------------------
    Net earnings, as reported                             $ 13,719  $ 38,002
    Non-operational items, after tax
      Unrealized foreign exchange (gain) loss               (4,683)      296
      Unrealized risk management (gain) loss                11,759   (10,854)
      Stock-based compensation                               1,539     1,532
      Effect of tax rate changes on future income
       tax liabilities                                      (4,401)   (6,573)
    -------------------------------------------------------------------------
    Operating earnings                                    $ 17,933  $ 22,403
    Per share - basic                                     $   0.14  $   0.18
              - diluted                                   $   0.14  $   0.17
    -------------------------------------------------------------------------

    REVENUE

    -------------------------------------------------------------------------
    Three Months Ended March 31                   2007      2006      Change
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)                           148       142         4%
      Liquids (light oil & ngls) (bbls/d)          8,729    10,418       -16%
    -------------------------------------------------------------------------
      Total (boe/d)                               33,316    34,029        -2%

    Benchmark prices
      AECO ($/GJ)
        Monthly index                               7.07  $   8.79       -20%
        Daily index                                 7.00  $   7.16        -2%
      WTI (U.S.$/bbl)                              58.12  $  63.48        -8%
    Edmonton Par ($/bbl)                           67.13  $  68.96        -3%

    Realized prices
      Natural gas ($/mcf)                       $   7.24  $   7.58        -4%
      Liquids ($/bbl)                              54.20     48.70        11%
    -------------------------------------------------------------------------
      Total ($/boe)                             $  46.98  $  48.58        -3%

    Revenue ($000s)
      Natural gas                               $ 96,079  $ 96,582        -1%
      Crude oil and ngls                          44,798    52,197       -14%
    -------------------------------------------------------------------------
      Total                                     $140,877  $148,779        -5%
    -------------------------------------------------------------------------
    >>

    Natural gas production rose by 4% on a year over year basis. This increase, however, was offset by reduced liquids volumes, primarily from our
Cecil and Worsley oil properties, resulting in a 2% overall decrease in production when comparing the first quarters of 2006 and 2007.
    We market our natural gas using both 30 day AECO indexed and daily AECO indexed contracts. Approximately 39% of our gas was sold on monthly evergreen contracts, and approximately 50% on indexed daily contracts. The remaining 11%
of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average,
$0.99/mcf less than prices received on non-aggregator volumes.

    <<
    ROYALTIES

    -------------------------------------------------------------------------
    Three Months Ended March 31                             2007      2006
    -------------------------------------------------------------------------
    Royalties ($000s)                                     $ 28,646  $ 34,566
    Percentage of revenues                                    20.3%     23.4%
    -------------------------------------------------------------------------
    >>

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. The decrease in the overall royalty rate was associated with lower prices experienced in the current quarter.

    <<
    OPERATING EXPENSES

    -------------------------------------------------------------------------
    Three Months Ended March 31                             2007      2006
    -------------------------------------------------------------------------
    Operating expenses ($000s)                            $ 26,032  $ 21,884
    Operating expenses per boe ($/boe)                    $   8.68  $   7.15
    -------------------------------------------------------------------------
    >>

    Prior to the first quarter of 2007, operating costs were reported net of incidental third party revenue from processing, compression, road use, water disposal, and other related items. Commencing with the first quarter of 2007, such amounts are included in revenue, and operating costs are reported excluding such recoveries. Prior period figures have been restated to reflect this reclassification.
    Operating expenses for the first quarter of 2007 increased 19% over the first quarter of 2006 as a result of costs associated with accelerated activity throughout the oil and gas industry. On a quarter over quarter basis, our operating costs fell by $1.03/boe, or approximately 12%, due to lower liquids volumes, which attract higher operating costs, as well as our focused efforts to streamline operations.

    <<
    TRANSPORTATION

    -------------------------------------------------------------------------
    Three Months Ended March 31                             2007      2006
    -------------------------------------------------------------------------
    Transportation costs ($000s)                          $  2,482  $  3,072
    Transportation costs per boe ($/boe)                  $   0.83  $   1.00
    -------------------------------------------------------------------------

    Lower transportation costs in first three months of 2007 resulted from lower trucking costs associated with decreased crude oil production.

    GENERAL AND ADMINISTRATIVE EXPENSES

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except where noted)                            2007      2006
    -------------------------------------------------------------------------
    General and administrative expenses                   $  9,338  $  9,617
    Capitalized general and administrative expenses         (2,165)   (2,616)
    Operator recoveries                                       (764)     (613)
    -------------------------------------------------------------------------
    Total general and administrative expenses             $  6,409  $  6,388

    General and administrative per boe ($/boe)            $   2.14  $   2.09
    -------------------------------------------------------------------------

    General and administrative costs remained relatively constant on a year over year basis. However, general and administrative costs were reduced by 14%
from the previous quarter as a result of a reversal of an over provision for certain year end expenses.

    INTEREST EXPENSE

    -------------------------------------------------------------------------
    Three Months Ended March 31
     ($000s, except where noted)                            2007      2006
    -------------------------------------------------------------------------
    Interest on bank debt, net                            $  5,209  $  3,136
    Interest on Senior Notes                                10,445     6,796
    -------------------------------------------------------------------------
    Interest charges                                      $ 15,654  $  9,932
    Finance charges                                           (110)      427
    -------------------------------------------------------------------------
    Total interest and finance charges                    $ 15,544  $ 10,359

    Total interest and finance charges per boe ($/boe)    $   5.18  $   3.38
    -------------------------------------------------------------------------

    Weighted average annual debt
    -------------------------------------------------------------------------
    Three months ended March 31
     ($000s, except where noted)                            2007      2006
    -------------------------------------------------------------------------

    Bank debt                                             $327,444  $303,421
    Effective interest rate                                   6.35%     4.93%

    Senior notes (US$)                                    $437,932  $306,750
    Effective interest rate                                   8.15%     7.76%
    -------------------------------------------------------------------------
    >>

    Interest expenses relating to bank debt for the first three months of
2007 increased from the comparative prior year period as a result of increased borrowings incurred to fund our 2006 and 2007 drilling programs, as well as increases in short term interest rates.
    The year over year increase in interest rates relating to our Senior
Notes reflect the adoption on a prospective basis of Handbook Section 3855
"Financial Instruments" and the determination of interest expense using the effective interest rate method. This method equates interest expense to the yield on the Senior Notes after any reduction in the face value for costs of issue including any discount or premium.

    <<
    DEPLETION AND DEPRECIATION

    -------------------------------------------------------------------------
    Three Months Ended March 31                             2007      2006
    -------------------------------------------------------------------------
    Depletion and depreciation ($000s)                    $ 38,794  $ 34,410
    Depletion and depreciation per boe ($/boe)            $  12.94  $  11.24
    -------------------------------------------------------------------------
    >>

    Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand for and costs of goods and services. This increase in costs is reflected in increased finding, development, and on-stream costs which in turn have resulted in an increase in depletion and depreciation rates in the current quarter in comparison to the prior comparative period and fourth quarter of 2006.

    INCOME TAXES

    Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. Note 11 in the financial statements details the calculation of the provision and the effective tax rate for the period. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
    Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized risk management gain or loss.
    Risk management gains and losses recognized in the quarter are summarized in the following table.

    <<
    Risk Management Gains and Losses
    -------------------------------------------------------------------------
    Three Months Ended March 31 ($000s)                     2007      2006
    -------------------------------------------------------------------------
    Commodity contracts
      Realized (gain)                                     $ (8,753) $ (1,986)
      Unrealized loss (gain)                                16,486   (18,902)
    Cross currency interest rate swap
      Unrealized loss                                          838     1,747
    Foreign currency contracts
      Realized (gain)                                            -       (23)
      Unrealized loss                                            -       301
    -------------------------------------------------------------------------
    Total risk management loss (gain)                     $  8,571  $(18,863)
    -------------------------------------------------------------------------

    Realized (gain)                                       $ (8,753) $ (2,009)
    Unrealized loss (gain)                                  17,324   (16,854)
    -------------------------------------------------------------------------
    Total risk management loss (gain)                     $  8,571  $(18,863)
    -------------------------------------------------------------------------

    Outstanding Commodity Contracts

    The following table outlines commodity hedge contracts that are currently in place.

    -------------------------------------------------------------------------
    Commodity          Term              Amount        Average Price   Index
    -------------------------------------------------------------------------
    Natural gas
      Collar   April 2007 - Oct. 2007  45,000 GJ/d     $6.61 - $8.71    AECO

    Crude oil
      Collar   Jan. 2007 - Dec. 2007  3,000 bbls/d  U.S.$75.00 - $84.55  WTI
    -------------------------------------------------------------------------

    CAPITAL EXPENDITURES

    -------------------------------------------------------------------------
    Three Months Ended March 31 ($000s)        2007%      2006%
    -------------------------------------------------------------------------
    Land and seismic                         $ 13,258    12%  $ 24,959    15%
    Drilling and completions                   64,468    61%   101,494    61%
    Production facilities and equipment        28,333    27%    39,898    24%
    -------------------------------------------------------------------------
    Sub-total                                $106,059   100%   166,351   100%
    Property acquisitions (divestitures)
     net                                      (45,261)          27,431
    -------------------------------------------------------------------------
    Sub-total                                  60,798          193,782
    MPP                                           569             (353)
    -------------------------------------------------------------------------
    Total capital expenditures               $ 61,367         $193,429
    -------------------------------------------------------------------------
    >>

    Capital expenditures before acquisitions and divestitures for the three months ended March 31, 2007 decreased significantly from the comparative period in 2006, primarily as a result of a year over year decrease in drilling activity.
    To assist in funding our capital programs, we entered into agreements for the divestiture of two minor non-operated properties prior to year end in
2006. Net proceeds of $45.9 million were received subsequent to December 31,
2006 and, as such, have been recognized in our first quarter 2007 financial statements. These funds will be redeployed in the ongoing development of our resource plays and we plan to continue this strategy of capital redeployment in the future.

    <<
    LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------
                                             As at March 31,   As at Dec. 31,
    ($000s, except where noted)                   2007              2006
    -------------------------------------------------------------------------
    Working capital deficiency(1)                  $ 27,608         $ 21,163
    Senior secured credit facilities                315,000          330,000
    Senior term notes                               504,891          524,385
    -------------------------------------------------------------------------
    Total indebtedness                             $847,499         $875,548

    Shareholders' equity                           $749,720         $734,124

    Debt to cash flow from operations(1)(2)             3.3              3.4
    Debt to book capitalization(1)                       53%              54%
    Debt to market capitalization(1)                     36%              39%
    -------------------------------------------------------------------------
    (1) Excludes unrealized risk management items net of related future income taxes.
    (2) Based on trailing 12 month cash flow from operations.
    >>

    Our corporate debt is structured to provide us with financial flexibility. Of our existing debt, 60% consists of Senior Notes that are not due until 2013, giving us the ability to draw on our senior secured credit facilities to assist in funding our planned 2007 capital program. During the quarter, we adopted Handbook Section 3855 "Financial Instruments." As a result, certain costs of issue associated with the Senior Notes previously recorded as deferred financing charges are netted against the carrying value of the Senior Notes.
    Our borrowing base is determined based upon year end reserves. With the increase in 2006 reserves over 2005, we anticipate the borrowing base will increase. We do not, however, expect to request an increase in our authorized credit facilities at this time. Currently we have authorized senior secured credit facilities of $500 million, of which $185 million remain available.
    During the fourth quarter of 2006, we entered into agreements for the sale of two minor, non-core properties. The sale of these properties were recorded in 2007 concurrent with the closing of sales. The sale of additional non-core properties and certain major conventional oil properties remains a potential source of funds for the continued development of our overall natural gas resource play strategy.
    We believe internally generated cash flow from operations, proceeds from property dispositions, and funds available through our expanded credit facilities will be more than sufficient to fund our planned 2007 capital program, while still maintaining an appropriate capital structure.

    STRATEGIC DIRECTION FOR 2007

    As outlined in Mr. Sapieha's President's Message presented in our 2006
Annual Report to Shareholders, our primary objective for 2007 is the continued
development of our natural gas resource plays while setting the stage for accelerated drilling programs and production growth in 2008 and beyond. Our initial plans for 2007 were prepared giving full consideration to industry conditions existing in late 2006. These plans resulted in a relatively conservative 2007 budget, with emphasis placed on efficient operations and cost controls while setting the stage for expanded activities in 2008 and beyond.

    Inustry conditions have changed significantly since we prepared our initial plans for 2007:

    <<
    -   natural gas prices have strengthened and, based upon fundamentals, are expected to strengthen further;

    -   service sector costs are declining and operating efficiencies related to reduced industry activity have begun to occur;

    -   technical and other personnel are more available; and

    -   opportunities for expansion, at reasonable costs, in our focus areas are becoming available.

    In relation to Compton itself:

    -   we are increasingly confident in our geological and geophysical models and the repeatability of our drilling programs, evidenced by our reserve growth achieved at very competitive costs;

    -   we have and are continuing to strengthen our technical teams and staff complement and are moving forward with the development of efficient control procedures and systems required for a manufacturing and processing resource development model;

    -   future drilling and other services are being secured at much reduced cost levels from 2006; and

    -   the receipt and in-house interpretation of seismic surveys conducted in 2006 and early 2007, in southern Alberta and at Niton, have assisted us in identifying an increasing number of excellent drill locations. Currently in southern Alberta, we have identified and are in the process of securing in excess of 256 well locations on our
        Belly River/Edmonton play, well in excess of the 215 wells initially planned for 2007.
    >>

    We have always recognized the key to realizing on the value of our resource plays would be achieved through down-spacing and accelerated drilling programs necessary for production growth from unconventional and tight gas reservoirs. We also recognized such programs were dependent upon having the technical teams and systems in place to manage these programs. Additionally, commodity prices and the industry cost structure must be such that these programs would produce the desired economic returns.
    We believe all the conditions, both from an industry point of view and the Company's development, are in place. Now is the time to accelerate our activities. Accordingly, we are now in the process of revising our short term plans and budget for the remainder of 2007 and developing a long term strategic plan for 2008 through 2010.

    <<
    Integral to these plans are:

    -   an expanded drilling program for the second half of 2007 through the addition of up to 100 drill wells, primarily in our southern Alberta
        Belly River/Edmonton play and at Niton;

    -   divestiture of our Peace River Arch oil properties to strengthen our balance sheet and provide the financial resources and flexibility required for expanded drilling programs and other natural gas resource play opportunities should they arise, with the divestitures expected to close mid summer;

    -   the continued expansion of our technical teams including the redeployment of personnel from the Peace River Arch to our focus natural gas plays;

    -   the commencement of an expanded commodity hedge program to secure downside price protection and reduce uncertainty in cash flow to fund expanded capital programs.
    >>

    We expect to have finalized our revised plans and budget for the remainder of 2007 by mid June. We will release the details of our revised budget, including planned capital expenditures and guidance relating to production and cash flow for 2007, together with a summary of our strategic plan for 2008 through 2010, following June 20th and 21st Board of Directors'
meetings.
    We are excited with our prospects for the remainder of 2007 and beyond.
Given Compton's wealth of opportunities and evolving industry conditions, we believe now is the time to accelerate our activities.

    ADDITIONAL DISCLOSURES

    Changes in Accounting Policies

    On January 1, 2007, the Company adopted the Canadian Institute of
Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive Income",
Handbook Section 3855, "Financial Instruments - Recognition and Measurement",
Handbook Section 3865, "Hedges", and Handbook Section 1506, "Accounting
Changes".
    The adoption of these standards has had no significant impact on the
Company's net earnings and no impact on cash flow. The effects of the implementation of the new standards are:

    <<
    a)  Comprehensive income

        The new standard introduced the statements of comprehensive income and accumulated other comprehensive income to temporarily provide for gains, losses, and other amounts arising from changes in fair value until they are realized and recorded in net earnings. The company has determined that it had no comprehensive income nor accumulated other comprehensive income for the period ended March 31, 2007.

    b)  Financial instruments

        The financial instruments standard establishes recognition and measurement criteria for financial assets, financial liabilities, and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument except in specific circumstances. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held for trading", "available for sale", "held to maturity", "loans and receivables", or "other financial liabilities" as defined by the standard.

        Financial assets and financial liabilities "held for trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets "held to maturity", "loans and receivables", and "other financial liabilities" are measured at amortized cost using the effective interest method.

        Cash and deposits, included in other current assets, are classified as "held for trading" and are measured at carrying value, which approximates fair value due to the short term nature of these instruments. Investments included in other current assets are designated as "held for trading", accounts receivable are classified as "loans and receivables" and accounts payable, bank debt, and senior term notes are classified as "other financial liabilities".

        Transitional provisions are outlined in the financial instrument standard and require prospective treatment without restatement of prior periods. In addition, the provisions require that, upon adoption at January 1, 2007, valuation adjustments, net of tax, are recognized in the opening balance of retained earnings.

        At January 1, 2007, the following transitional adjustments were required.

        -  $14.0 million of deferred financing charges were reclassified as a reduction of senior term notes to reflect the adopted policy of capitalizing long term debt transaction costs, commissions, premiums, and discounts within long term debt. The costs
           capitalized will be amortized using the effective interest method.
           Previously, the Company deferred these costs and amortized them straight line over the life of the related senior term notes. The adoption of this standard resulted in a $0.3 million net increase to opening retained earnings.

        -  $3.97 million of deferred risk management loss, $2.7 million net, previously recognized at January 1, 2004 upon initial adoption of
           CICA Accounting Guideline 13, "Hedging Relationships" was
           reclassified as a reduction to opening retained earnings.

        -  The fair value measurement of investments resulted in a
           $1.1 million net increase to opening retained earnings.

    c)  Hedges

        At January 1, 2007, the Company did not designate any of its risk management activities as accounting hedges and as a result, the adoption of this standard had no impact on the current period consolidated financial statements.

    d)  Accounting changes

        The adoption of Handbook Section 1506, "Accounting Changes" has had
        no impact on the March 31, 2007 consolidated financial statements.
    >>

    Changes in Internal Control over Financial Reporting

    During the quarter ended March 31, 2007, we made two material changes to internal control over financial reporting. On March 1, 2007 we converted our production accounting and royalty management information systems. These changes were implemented to improve both operational efficiencies and internal controls. The conversion was not due to any identified internal control weaknesses. The implementations were subject to our change management procedures which are effective.
    There were no other changes during the quarter ended March 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    QUARTERLY INFORMATION

    The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

    <<
    -------------------------------------------------------------------------
                       2007             2006                    2005
                        Q1     Q4     Q3     Q2     Q1     Q4     Q3     Q2
    -------------------------------------------------------------------------
    Total revenue
     (millions)      $  141 $  130 $  127 $  135 $  149 $  185 $  147 $  124

    Cash flow from
     operations
     (millions)      $   69 $   55 $   60 $   67 $   74 $   90 $   74 $   62
    Per share
     - basic         $ 0.53 $ 0.43 $ 0.47 $ 0.53 $ 0.58 $ 0.71 $ 0.58 $ 0.49
     - diluted       $ 0.52 $ 0.42 $ 0.45 $ 0.50 $ 0.55 $ 0.67 $ 0.56 $ 0.47

    Net earnings
     (millions)      $   14 $  (10)$   31 $   69 $   38 $   38 $   11 $   22
    Per share
     - basic         $ 0.11 $(0.08)$ 0.24 $ 0.54 $ 0.30 $ 0.30 $ 0.09 $ 0.18
     - diluted       $ 0.10 $(0.08)$ 0.23 $ 0.51 $ 0.28 $ 0.28 $ 0.08 $ 0.17

    Operating earnings
     (millions)      $   18 $   12 $   13 $   18 $   22 $   33 $   26 $   19

    Production
      Natural gas
       (mmcf/d)         148    148    142    137    142    133    130    130
      Liquids
       (bbls/d)       8,729  8,600  9,249  9,821 10,418  8,879  7,351  7,249
    -------------------------------------------------------------------------
      Total (boe/d)  33,316 33,245 32,843 32,645 34,029 31,042 29,041 28,877

    Average price
      Natural gas
       (mmcf/d)      $ 7.24 $ 6.48 $ 5.38 $ 5.86 $ 7.58 $11.12 $ 8.41 $ 7.23
      Liquids
       (bbls/d)       54.20  48.44  57.53  59.41  48.70  58.39  65.20  54.63
    -------------------------------------------------------------------------
      Total ($/boe)  $46.98 $42.60 $42.03 $45.37 $48.58 $64.58 $54.97 $47.05
    -------------------------------------------------------------------------
    >>

    In the first quarter of 2007, revenue and cash flow from operations increased from the fourth quarter of 2006 due to increased production and higher commodity prices. On a quarter over quarter basis, net earnings increased by approximately 180 percent as fourth quarter of 2006 net earnings were negatively impacted by the reversal of unrealized foreign exchange gains recorded in prior quarters as a result of the weakening Canadian dollar relative to the U.S. dollar.

    ADVISORIES

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of the Company's activities. The MD&A was prepared as at May 9, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended
March 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006, available in printed form on request and posted on the Company's website.

    Forward Looking Statements

    Certain information regarding the Company contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Company's forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings. These terms are not defined by GAAP in
Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by the Company to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

    Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

    <<
    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
     (thousands of dollars)
    -------------------------------------------------------------------------
                                                      March 31,  December 31,
                                                          2007          2006
                                                    -----------   -----------
                                                    (unaudited)
    Assets

    Current
      Cash                                          $   10,974    $   11,876
      Accounts receivable                               87,076        83,535
      Unrealized risk management gain (Note 12a)         6,139        22,625
      Other current assets                              28,539        24,869
      Future income taxes                                1,554         1,479
                                                    -----------   -----------

                                                       134,282       144,384

    Property and equipment                           2,000,305     1,977,062
    Goodwill                                             7,914         7,914
    Deferred financing charges and other (Note 14)         169        14,144
    Deferred risk management loss (Note 12c)                 -         3,968
                                                    -----------   -----------

                                                    $2,142,670    $2,147,472
                                                    -----------   -----------
                                                    -----------   -----------

    Liabilities

    Current
      Accounts payable                              $  154,197    $  141,443
      Unrealized risk management loss (Note 12d)         5,093         4,604
      Future income taxes                                1,873         7,269
                                                    -----------   -----------

                                                       161,163       153,316

    Bank debt (Note 3)                                 315,000       330,000
    Senior term notes (Note 4)                         504,891       524,385
    Asset retirement obligations (Note 6)               31,112        29,791
    Unrealized risk management loss (Note 12d)           7,165         6,816
    Future income taxes                                307,874       302,690
    Non-controlling interest (Note 7)                   65,745        66,350
                                                    -----------   -----------

                                                     1,392,950     1,413,348
                                                    -----------   -----------

    Shareholders' equity

    Capital stock (Note 8)                             234,343       231,992
    Contributed surplus (Note 9a)                       18,607        16,974
    Retained earnings                                  496,770       485,158
                                                    -----------   -----------

                                                       749,720       734,124
                                                    -----------   -----------

                                                    $2,142,670    $2,147,472
                                                    -----------   -----------
                                                    -----------   -----------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share amounts)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2007          2006
    -----------------------------------------------------------   -----------

    Revenue
      Oil and natural gas revenues                  $  140,877    $  148,779
      Royalties                                        (28,646)      (34,566)
                                                    -----------   -----------

                                                       112,231       114,213
                                                    -----------   -----------
    Expenses
      Operating                                         26,032        21,884
      Transportation                                     2,482         3,072
      General and administrative                         6,409         6,388
      Interest and finance charges (Note 5)             15,544        10,359
      Depletion and depreciation                        38,794        34,410
      Foreign exchange (gain) loss (Note 13)            (5,522)          365
      Accretion of asset retirement obligations            651           568
      Stock-based compensation                           3,266         2,379
      Risk management (gain) loss (Note 12e)             8,571       (18,863)
                                                    -----------   -----------

                                                        96,227        60,562
                                                    -----------   -----------

    Earnings before taxes and non-controlling
     interest                                           16,004        53,651
                                                    -----------   -----------
    Income taxes (Note 11)
      Current                                              (13)          414
      Future                                               610        13,720
                                                    -----------   -----------

                                                           597        14,134
                                                    -----------   -----------

    Earnings before non-controlling interest            15,407        39,517
    Non-controlling interest                             1,688         1,515
                                                    -----------   -----------

    Net earnings                                    $   13,719    $   38,002
                                                    -----------   -----------
                                                    -----------   -----------

    Net earnings per share (Note 10)
      Basic                                         $     0.11    $     0.30
                                                    -----------   -----------
                                                    -----------   -----------

      Diluted                                       $     0.10    $     0.28
                                                    -----------   -----------
                                                    -----------   -----------

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2007          2006
    -----------------------------------------------------------   -----------

    Retained earnings, as previously reported       $  485,158    $  360,719
    Accounting policy adjustments (Note 2)              (1,320)            -
                                                    -----------   -----------
    Retained earnings, as restated                     483,838       360,719
    Net earnings                                        13,719        38,002
    Premium on redemption of shares (Note 8)              (787)       (1,221)
                                                    -----------   -----------

    Retained earnings, end of period                $  496,770    $  397,500
                                                    -----------   -----------
                                                    -----------   -----------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

    Three months ended March 31,                          2007          2006
    -----------------------------------------------------------   -----------

    Operating activities
    Net earnings                                    $   13,719    $   38,002
      Amortization and other                               511           424
      Depletion and depreciation                        38,794        34,410
      Accretion of asset retirement obligations            651           568
      Unrealized foreign exchange (gain) loss           (5,580)          368
      Future income taxes                                  610        13,720
      Unrealized risk management (gain) loss            17,324       (16,854)
      Stock-based compensation                           2,267         2,379
      Asset retirement expenditures                     (1,201)         (936)
      Non-controlling interest                           1,688         1,515
                                                    -----------   -----------
                                                        68,783        73,596
    Change in non-cash working capital                  (6,671)       23,391
                                                    -----------   -----------

                                                        62,112        96,987
                                                    -----------   -----------

    Financing activities
      Issuance (repayment) of bank debt                (15,000)       91,100
      Proceeds from share issuances (net)                1,877           860
      Distributions to partner                          (2,293)       (2,292)
      Redemption of common shares                         (946)       (1,374)
      Issue costs on senior notes                            -          (281)
      Change in non-cash working capital                10,924        (1,449)
                                                    -----------   -----------

                                                        (5,438)       86,564
                                                    -----------   -----------

    Investing activities
      Property and equipment additions                (105,428)     (165,662)
      Property acquisitions                                  -       (27,531)
      Property dispositions                             45,261           700
      Change in non-cash working capital                 2,591         4,756
                                                    -----------   -----------

                                                       (57,576)     (187,737)
                                                    -----------   -----------

    Change in cash                                        (902)       (4,186)

    Cash, beginning of period                           11,876         8,598
                                                    -----------   -----------

    Cash, end of period                             $   10,974    $    4,412
                                                    -----------   -----------
                                                    -----------   -----------

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    (unaudited) (Tabular amounts in thousands of dollars,
     unless otherwise stated)
    March 31, 2007
    -------------------------------------------------------------------------

    1.  Basis of presentation

        Compton Petroleum Corporation (the "Company") explores for and produces petroleum and natural gas reserves in the Western Canada
        Sedimentary Basin.

        These consolidated financial statements include the accounts of the
        Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing
        Partnership in accordance with Accounting Guideline 15 ("AcG-15"),
        Consolidation of Variable Interest Entities, as outlined in Note 7.

        These consolidated interim financial statements have been prepared by
        Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the
        Company's annual report for the year ended December 31, 2006. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended
        December 31, 2006 except as disclosed in Note 2 below.

        All amounts are presented in Canadian dollars unless otherwise stated.

    2.  Changes in accounting policies and procedures

        On January 1, 2007, the Company adopted the Canadian Institute of
        Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive
        Income", Handbook Section 3855, "Financial Instruments - Recognition
        and Measurement" Handbook Section 3861, "Financial Instruments -
        Disclosure and Presentation", Handbook Section 3865, "Hedges", and
        Handbook Section 1506, "Accounting Changes".

        The adoption of these standards has had no significant impact on the
        Company's net earnings or cash flows. The effects of the
        implementation of the new standards are discussed below.

        e) Comprehensive income

           The new standard introduced the statements of comprehensive income and accumulated other comprehensive income to temporarily provide for gains, losses and other amounts arising from changes in fair value until they are realized and recorded in net earnings. The company has determined that it had no comprehensive income nor accumulated other comprehensive income for the period ended
           March 31, 2007.

        f) Financial instruments

           The financial instruments standard establishes recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument except in specific circumstances. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held for trading", "available for sale", "held to maturity", "loans and receivables" or "other financial
           liabilities" as defined by the standard.

           Financial assets and financial liabilities "held for trading" are measured at fair value with changes in those fair values
           recognized in net earnings. Financial assets "available for sale"
           are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets "held to maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method.

           Cash and deposits, included in other current assets, are
           classified as "held for trading" and are measured at carrying value, which approximates fair value due to the short term nature of these instruments. Investments included in other current assets are designated as "held for trading", accounts receivable are classified as "loans and receivables" and accounts payable, bank debt and senior term notes are classified as "other financial liabilities".

           Transitional provisions are outlined in the financial instrument standard and require retroactive adjustment without restatement of prior periods. In addition, the provisions require that, upon adoption at January 1, 2007, transitional adjustments, net of tax, are recognized in the opening balance of retained earnings.

           At January 1, 2007, the following transitional adjustments were required.

           -  $14.0 million of deferred financing charges were reclassified as a reduction of senior term notes to reflect the adopted policy of netting long term debt transaction costs within long term debt. The costs capitalized will be amortized using the effective interest method. Previously, the Company deferred these costs and amortized them straight line over the life of the related senior term notes. The adoption of this standard resulted in a $0.3 million net increase to opening retained earnings.

           -  $3.97 million of deferred risk management loss, $2.7 million net, previously recognized at January 1, 2004 upon initial adoption of CICA Accounting Guideline 13, "Hedging
              Relationships" was reclassified as a reduction to opening
              retained earnings.

           -  The fair value measurement of investments resulted in a
              $1.1 million net increase to opening retained earnings.

           Net effect on opening retained earnings as a result of the transitional provisions is as follows:

           Deferred financing charge adjustments                    $    318
           Deferred risk management loss                            $ (2,743)
           January 1, 2007 fair value of investments                $  1,105
                                                                    ---------
           Total adjustment to opening retained earnings            $ (1,320)
                                                                    ---------
                                                                    ---------

        g) Hedges

           At January 1, 2007, the Company did not designate any of its risk management activities as accounting hedges and as a result, the adoption of this standard had no impact on the current period consolidated financial statements.

        h) Accounting changes

           The adoption of Handbook Section 1506, "Accounting Changes" has had no impact on the March 31, 2007 consolidated financial statements.

    3.  Credit facilities
                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------
        Authorized                                 $   500,000   $   500,000
                                                   ------------  ------------
                                                   ------------  ------------

        Prime rate                                 $    45,000   $    35,000
        Bankers' acceptance                            270,000       295,000
                                                   ------------  ------------

        Utilized                                   $   315,000   $   330,000
                                                   ------------  ------------
                                                   ------------  ------------

        As at March 31, 2007, the Company had arranged authorized senior credit facilities with a syndicate of banks in the amount of
        $500 million. Advances under the facilities can be drawn and currently bear interest as follows:

           Prime rate plus 0.95%
           Bankers' Acceptance rate plus 1.95%
           LIBOR rate plus 1.95%

        Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The facilities reach term on July 4, 2007, and, if not renewed, will mature 366 days later on July 4, 2008.
        These facilities are currently under review by the Company's banking syndicate and are expected to be renewed under similar terms and conditions.

        The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company's assets and undertakings.

    4.  Senior term notes

                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------
        Senior term notes
          U.S.$450 million, 7.625% due
           December 1, 2013                        $   518,805   $   524,385
          Unamortized transaction costs                (13,914)            -
                                                   ------------  ------------
        Carrying Value                             $   504,891   $   524,385
                                                   ------------  ------------
                                                   ------------  ------------

        On November 22, 2005 a wholly owned subsidiary of the Company issued
        US$300 million senior term notes maturing December 1, 2013. On
        April 4, 2006 an additional US$150 million was issued under the same terms and conditions as the original issue. The notes bear interest at 7.625% and are subordinate to the Company's bank credit facilities. The yield to maturity, using the effective interest rate, was 8.15% as at March 31, 2007.

        The notes are not redeemable by the Company prior to December 1,
        2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                             103.813%
        December 1, 2010                             101.906%
        December 1, 2011 and thereafter              100.000%

        Pursuant to the adoption of Handbook Section 3861, "Financial
        Instruments - Disclosure and Presentation", transaction costs relating to the issue of the senior term notes reduces the face value of the notes as discussed in Note 2.

    5.  Interest and finance charges

        Amounts charged to interest expense during the period ended are:

        Three months ended March 31,                      2007          2006
        -------------------------------------------------------  ------------
        Interest on bank debt, net                  $    5,209    $    3,136
        Interest on senior term notes                   10,445         6,796
        Finance charges                                   (110)          427
                                                   ------------  ------------

                                                    $   15,544    $   10,359
                                                   ------------  ------------
                                                   ------------  ------------

        Finance charges include the amortization of deferred issue costs and other interest expense net of interest revenue from cash management activities.

    6.  Asset retirement obligations

        The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------
        Asset retirement obligations, beginning
         of period                                 $    29,791   $    20,770
          Liabilities incurred                           1,014         7,031
          Liabilities settled and disposed                (344)         (267)
          Accretion expense                                651         2,257
                                                   ------------  ------------

        Asset retirement obligations, end
         of period                                 $    31,112   $    29,791
                                                   ------------  ------------
                                                   ------------  ------------

    7.  Non-controlling interest

        Mazeppa Processing Partnership ("MPP" or "the Partnership") is a
        limited partnership organized under the laws of the province of
        Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations.
        Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------
        Non-controlling interest, beginning
         of period                                 $    66,350   $    68,898
          Earnings attributable to non-controlling
           interest                                      1,688         6,623
          Distributions to limited partner              (2,293)       (9,171)
                                                   ------------  ------------

        Non-controlling interest, end of period    $    65,745   $    66,350
                                                   ------------  ------------
                                                   ------------  ------------

        MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the
        Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time
        Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at March 31, 2007 is $19.1 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    8.  Capital stock

    Issued and outstanding

                             March 31, 2007             December 31, 2006
                        -------------------------   -------------------------
                           Number                      Number
                         of shares       Amount      of shares       Amount
                        -----------   -----------   -----------   -----------
                           (000s)                      (000s)

    Common shares
     outstanding,
     beginning of period   128,503    $  231,992       127,263    $  226,444
    Shares issued under
     stock option plan         649         2,510         1,489         5,993
    Shares repurchased         (88)         (159)         (249)         (445)
                        -----------   -----------   -----------   -----------

    Common shares
     outstanding,
     end of period         129,064    $  234,343       128,503    $  231,992
                        -----------   -----------   -----------   -----------
                        -----------   -----------   -----------   -----------

        The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval. During the three months ended March 31, 2007 the Company purchased for cancellation 88,300 common shares at an average price of $10.71 per share (December 31,
        2006 - 248,900 shares at an average price of $13.79 per share)
        pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    9.  Stock-based compensation plans

        a) Stock option plan

           The Company has a stock option plan for employees, including
           Directors and Officers. The exercise price of each option
           approximated the market price for the common shares on the date the option was granted. Options granted under the plan before
           June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

           The following tables summarize the information relating to stock options:

                                          March 31, 2007   December 31, 2006
                                        ------------------ ------------------
                                                Weighted            Weighted
                                                 average             average
                                        Stock   exercise    Stock   exercise
                                       Options    price    Options    price
                                      --------- --------- --------- ---------
                                         (000s)             (000s)

    Outstanding, beginning of period    11,611    $ 7.79    11,446    $ 6.13
      Granted                            1,403    $11.42     2,228    $13.99
      Exercised                           (649)   $ 2.89    (1,489)   $ 3.14
      Cancelled                           (134)   $11.72      (574)   $10.92
                                      --------- --------- --------- ---------

    Outstanding, end of period          12,231    $ 8.42    11,611    $ 7.79
                                      --------- --------- --------- ---------
                                      --------- --------- --------- ---------

    Exercisable, end of period           6,815    $ 5.84     6,593    $ 4.82
                                      --------- --------- --------- ---------
                                      --------- --------- --------- ---------

           The range of exercise prices of stock options outstanding and exercisable at March 31, 2007 is as follows:

                           Outstanding Options          Exercisable Options
                   -----------------------------------  ---------------------
                                 Weighted
                                  average
                                 remaining   Weighted               Weighted
    Range of        Number of   contractual   average   Number of    average
     exercise        options        life     exercise    options    exercise
     prices        outstanding    (years)      price   outstanding    price
    ---------------------------  -----------  --------  -----------  --------
                       (000s)                              (000s)

    $1.25 - $3.99        2,776          3.3    $ 2.67        2,776    $ 2.67
    $4.00 - $6.99        2,176          3.5    $ 4.92        1,919    $ 4.82
    $7.00 - $9.99        1,262          2.3    $ 7.73          724    $ 7.60
    $10.00 - $11.99      2,806          4.1    $11.22          407    $10.91
    $12.00 - $13.99      1,733          3.3    $12.67          624    $12.54
    $14.00 - $18.39      1,478          3.9    $14.67          365    $14.66
                    -----------  -----------  --------  -----------  --------

                        12,231          3.5    $ 8.42        6,815    $ 5.84
                    -----------  -----------  --------  -----------  --------
                    -----------  -----------  --------  -----------  --------

           The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to employees, Directors and Officers after January 1, 2003 using the fair value method.

           The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

           ------------------------------------------------------------------
           Three months ended March 31,                   2007          2006
           ------------------------------------------------------------------

           ------------------------------------------------------------------
           Weighted average fair value of options
            granted                                $      4.25   $      7.55
           ------------------------------------------------------------------
           Risk-free interest rate                         4.0%          4.0%
           ------------------------------------------------------------------
           Expected life (years)                           5.0           5.0
           ------------------------------------------------------------------
           Expected volatility                            39.3%         44.0%
           ------------------------------------------------------------------

           The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------
           Contributed surplus, beginning of year  $    16,974   $     9,173
           Stock-based compensation expense              2,267         9,121
           Stock options exercised                        (634)       (1,320)
                                                   ------------  ------------

           Contributed surplus, end of period      $    18,607   $    16,974
                                                   ------------  ------------
                                                   ------------  ------------
        b) Share appreciation rights plan

           CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs").
           During the periods ended March 31, 2007 and 2006, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these SARs amounts to $1.2 million, which is included in accounts payable as at March 31, 2007 (December 31, 2006 -
           $1.2 million). All outstanding SARs having a variable component expire at various times through 2011.

        c) Employee retention program

           In recognition of the shortage of qualified personnel that currently exists within the industry, the Company implemented an
           Employee Retention program in July 2006 for its existing
           employees, excluding Officers and Directors. Under the program and contingent upon various conditions present as at July 1, 2007, the
           Company may incur additional compensation costs to a maximum amount of $4.0 million. During the three months ended March 31,
           2007 an additional $1.0 million was recorded in stock-based compensation expense as a partial recognition of this potential liability. Combined with the $1.4 million recognized in 2006 the total accrual at March 31, 2007 was $2.4 million. Any amount payable under the program will be paid on July 1, 2007 at which time the final amount will be fully determinable.

    10. Per share amounts

        The following table summarizes the common shares used in calculating net earnings per common share:

        Three months ended March 31,                      2007          2006
        -------------------------------------------------------  ------------
                                                        (000s)        (000s)

        Weighted average common shares outstanding
         - basic                                       128,570       127,300
        Effect of stock options                          4,074         7,268
                                                   ------------  ------------

        Weighted average common shares outstanding
         - diluted                                     132,644       134,568
                                                   ------------  ------------
                                                   ------------  ------------

    11. Income taxes

        The following table reconciles income taxes calculated at the
        Canadian statutory rates with actual income taxes:

        Three months ended March 31,                      2007          2006
        -------------------------------------------------------  ------------

        Earnings before taxes and non-controlling
         interest                                  $    16,004  $     53,651
                                                   ------------  ------------

        Canadian statutory rates                          32.1%         35.6%
        Expected income taxes                      $     5,137  $     19,100
        Effect on taxes resulting from:
          Non-deductible Crown charges                       -           673
          Resource allowance                                 -          (289)
          Non-deductible stock-based compensation          728           848
          Federal capital tax                                -           401
          Effect of tax rate changes                    (4,401)       (6,573)
          Non-taxable portion of foreign exchange
           (gain) loss                                    (896)           66
          Other                                             29           (92)
                                                   ------------  ------------

        Provision for income taxes                $        597  $     14,134
                                                   ------------  ------------

          Current
            Income taxes                          $        (13) $         13
            Federal capital tax                              -           401
          Future                                           610        13,720
                                                   ------------  ------------

                                                  $        597  $     14,134
                                                   ------------  ------------
                                                   ------------  ------------

        Effective tax rate                                3.7%         26.3%
                                                   ------------  ------------
                                                   ------------  ------------

    12. Financial instruments

        Derivative financial instruments and risk management activities

        The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/US currency exchange rates. The
        Company utilizes various derivative financial instruments for non-
        trading purposes to manage and mitigate its exposure to these risks.
        Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

        Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges, foreign currency swaps and cross currency interest rate swap arrangements and are summarized below:

        a) Commodity price hedges

           The commodity hedge contracts entered into are forward
           transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market, gains or losses, at March 31, 2007 are:

                                 Daily                             Mark-to-
                                Notional                            Market
    Commodity       Term         Volume    Prices Received        Gain (Loss)
    ---------       ----         ------    ---------------        -----------

    Natural gas   Apr. 07 -                 $6.94/mcf -
     Collar        Oct. 07     42,857 mcf    $9.14/mcf           $    (1,036)
    Crude oil     Jan. 07 -                 US$75.00/bbl -
     Collar        Dec. 07     3,000 bbls    US$84.55/bbl              7,175
                                                                  -----------

    Unrealized risk management gain                              $     6,139
                                                                  -----------
                                                                  -----------

           At December 31, 2006, the unrealized risk management gain on outstanding commodity contracts was $22.6 million.

        b) Foreign currency risk management

           The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and when appropriate, enters into agreements to fix the exchange rate in order to manage the risk. At period end the Company had no outstanding contracts.

        c) Deferred risk management loss

           As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss was amortized to earnings until December 31, 2006.

           Upon adoption of Handbook Section 3855, "Financial Instruments -
           Recognition and Measurement" the balance of the deferred risk management loss, net of tax, was charged to opening retained earnings as at January 1, 2007.

        d) Cross currency interest rate swap

           In 2002, the Company entered into interest rate swap arrangements, expiring May 2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar
           denominated interest obligations. At March 31, 2007, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $12.3 million (December 31, 2006 -
           $11.4 million) on a mark-to-market basis. The current portion of this amount at March 31, 2007 is $5.1 million (December 31, 2006 -
           $4.6 million).

        e) Risk management (gain) loss

           The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                                                   March 31,
    -------------------------------------------------------------------------
                              Commodity    Interest        2007         2006
                              Contracts    Rate Swap      Total        Total
    -----------------------------------------------------------      --------
    Unrealized
      Amortization of
       deferred loss       $        -   $        -   $        -   $      411
      Change in fair value     16,486          838       17,324      (17,265)
    -----------------------------------------------------------      --------
                               16,486          838       17,324      (16,854)
    Realized
      Cash settlements         (8,753)           -       (8,753)      (2,009)
    -----------------------------------------------------------      --------
    Total                  $    7,733   $      838   $    8,571   $  (18,863)
    -----------------------------------------------------------      --------

    13. Foreign exchange (gain) loss

        Amounts charged to foreign exchange (gain) loss during the period ended as follows:

    Three months ended March 31,                          2007          2006
    -----------------------------------------------------------      --------

    Foreign exchange on translation of
     U.S.$ debt                                   $     (5,580) $        368
    Other foreign exchange                                  58            (3)
    -----------------------------------------------------------      --------

    Total (gain) loss                             $     (5,522) $        365
    -----------------------------------------------------------      --------

    14. Deferred financing charges and other

                                                      March 31,  December 31,
                                                          2007          2006
                                                   ------------  ------------

    Deferred financing charges                    $          -  $     14,008
    Other                                                  169           136
                                                   ------------  ------------

                                                  $        169  $     14,144
                                                   ------------  ------------
                                                   ------------  ------------

        At January 1, 2007 the balance in deferred financing charges has been re-classified as a reduction of senior term notes according to the new accounting standards outlined in Handbook Section 3855 "Financial
        Instruments - Recognition and Measurement" and discussed in Note 2.
        Prior periods have not been restated as defined in the transitional provisions.

    15. Supplemental cash flow information

        Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

    Three months ended March 31,                          2007          2006
    -----------------------------------------------------------  ------------

    Interest paid                                 $      4,181  $      1,671
    Taxes paid                                               -           180
                                                   ------------  ------------

                                                  $      4,181  $      1,851
                                                   ------------  ------------
                                                   ------------  ------------
    >>

    16. Reclassification

    Certain amounts disclosed for prior years have been reclassified to conform with current period presentation.

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast May 10,
2007 at 9:30 a.m. (MST) or 11:30 a.m. (EST) to discuss the Company's 2007 first quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

    Conference Operator Dial-in Number: 416-915-5761 or toll-free
    1-800-814-4861.

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1850860

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 18, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21228639 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, Telephone: (403) 237-9400, Fax
(403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:00e 09-MAY-07